                                                                  Exhibit 12 (a)
                           J. C. Penney Company, Inc.
                          and Consolidated Subsidiaries

       Computation of Ratios of Available Income to Combined Fixed Charges
                    and Preferred Stock Dividend Requirement



                                                53 Weeks               52 Weeks Ended
                                                 Ended     ---------------------------------------
($ Millions)                                    01/31/98   01/25/97  01/27/96  01/28/95   01/29/94
                                                --------   --------  --------  --------   --------
Income from continuing operations               $   882    $   853   $ 1,285   $ 1,646    $ 1,498
    (before income taxes, before
    capitalized interest, but after
    preferred stock dividend)

Fixed charges

Interest (including capitalized interest) on:

    Operating leases                                180        110       102        95         97
    Short term debt                                 121        102       129        92         43
    Long term debt                                  527        312       254       225        246
    Capital leases                                    7          6         6         7          9
    Other, net                                       (5)        14         1        (1)         0

                                                -------    -------   -------   -------    -------
Total fixed charges                                 830        544       492       418        395

Preferred stock dividend, before taxes               40         46        48        50         52

Combined fixed charges and preferred
                                                -------    -------   -------   -------    -------
    stock dividend requirement                      870        590       540       468        447

Total available income                          $ 1,752    $ 1,443   $ 1,825   $ 2,114    $ 1,945
                                                =======    =======   =======   =======    =======

Ratio of available income to combined
    fixed charges and preferred stock
    dividend requirement                            2.0        2.4       3.4       4.5        4.3
                                                =======    =======   =======   =======    =======




The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.